David L. Ficksman • (310) 789-1290 • dficksman@troygould.com	File No. 3145-1
February 7, 2014

VIA EDGAR

Mr. Mark P. Shuman

Branch Chief - Legal
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	AudioEye, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed February 4, 2014 File No. 333-193109

Dear Mr. Shuman:

By letter dated February 7, 2014, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided AudioEye, Inc. (the “Company”) with a comment to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on February 4, 2014.  This letter contains the Company’s response to the Staff’s comment.

Concurrently with the delivery of this letter, the Company is filing a request for acceleration.

General

1.                                      We note that you sold 666,667 units of securities consisting of common stock and warrants to two accredited investors on January 30, 2014 and that you have amended your registration statement to include those shares of common stock and the common stock issuable upon the exercise of the warrants. Please provide us with a detailed analysis regarding why the concurrent private offering should not be integrated into your public offering. Specifically address whether your registration statement constituted a general solicitation for purposes of this offering.  Refer to Securities Act Release No. 8828 (Aug. 10, 2007) and Questions 139.25 and 139.27 of our Securities Act Sections Compliance and Disclosure Interpretations for further guidance.

COMPANY RESPONSE

The additional 666,667 units of securities sold on January 30, 2014 were to Lincoln Park Capital Fund, LLC (“Lincoln”) as to 166,667 units and to David Moradi (“Moradi”)

as to 500,000 units.  Each of Lincoln (as to 833,334) units and Moradi (as to 3,333,334 units) had purchased units on December 23, 2013.  The securities purchased on January 30, 2014 and December 23, 2013 were identical, they were purchased for the same consideration and for the same general purpose.  In the response to Question 139.25 in the Securities Act Sections Compliance and Disclosure Interpretations regarding the five-factor integration analysis in Securities Rule 502(a), the Division stated that “if the investors in the private offering become interested in the private offering through some means other than the registration statement - for example, there is a substantive, pre-existing relationship between the investors and the company - then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption.  Hence, there would be no integration of the private offering with the public offering.”  As stated above, both investors had previously purchased units and simply increased their investment in the Company’s securities.

While the Company’s position is that investments made on December 23, 2013 and January 30, 2014 were part of the same private placement, even if they could be deemed to be two private placements, the January 30, 2014 investment was completed prior to the filing of pre-effective Amendment No. 1 and may be included in the registration statement as amended as reflected in the response to Question 139.27 since as stated above the “second” private placement was consistent with the interpretive guidelines in Securities Act Release No. 8828.

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Please direct questions regarding this response letter to the undersigned at 310-789-1290.

Very truly yours,

/s/ David L. Ficksman
David L. Ficksman

DLF/wp

Cc:	Jan Woo, Esq. (SEC)
Nathaniel Bradley
Constantine Potamianos, Esq.
Paul Arena